UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(                          )*

GREENBOX POS

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

39366L109

(CUSIP Number)

Ben Errez, 8880 Rio San Diego Dr., Suite 102, San Diego, CA 92108/ Phone: (619) 631- 4838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                         April 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39366L109	13D	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities Only). Kenneth Haller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,525,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,525,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,525,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person IN

CUSIP NO. 39366L109	13D	Page 3 of 5

Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the “Shares”), of GreenBox POS, a Nevada corporation (the “Issuer”), which has its principal executive office at 8880 Rio San Diego Drive, Suite 102, San Diego, CA 92108.

Item 2: Identity and Background

a.	This Schedule 13D is being filed by Kenneth Haller (the “Reporting Person”).

b.	The principal business address of the Reporting Person is 8880 Rio San Diego Drive, Suite 102, San Diego, California.

c.	The Reporting Person is the Senior Vice President of Payment Systems of the Issuer, with address at 8880 Rio San Diego Drive, Suite 102, San Diego, California.

d.	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States of America.

Item 3: Source and Amount of Funds or Other Consideration

In October 2019, GreenBox LLC, a Washington limited liability company (“GBLLC”) and Sky Financial and Intelligence, LLC, a Wyoming limited liability company (“Sky Financial”) entered into an asset purchase agreement (the “Asset Purchase Agreement”) for the purchase of certain of Sky Financials’ proprietary technology. On April 30, 2020, in connection with the Asset Purchase Agreement, GBLLC transferred 17,000,000 of its own Shares of the Issuer to the Reporting Person, who owns 100% of the membership interests of Sky Financial. There was no additional cash consideration.

On July 24, 2020, the Issuer granted the Reporting Person 500,000 nonstatutory stock options (the “Stock Options”) pursuant to the Issuer’s 2020 Incentive and Nonstatutory Stock Option Plan. The Stock Options vested immediately upon grant on July 24, 2020. The Stock Options have an exercise price of $0.065 per share and have a term of five years.

On July 31, 2020, ChargeSavvy, LLC (the “Lender”), an entity controlled by the Reporting Person, provided to the Issuer a no interest bridge loan in the amount of $810,000 for a period of seven days (the “Bridge Loan”). The consideration for the Bridge Loan, together with repayment, was 25,000 Shares issued to the Lender or the Lender’s assignee. The Lender assigned the payment of the 25,000 Shares to the Reporting Person.

Item 4: Purpose of Transaction

The Reporting Person acquired the Shares for investment purposes. The Reporting Person intends to evaluate the business prospects of the Issuer, as well as its present and future intentions. In connection with such evaluation, the Reporting Person may from time to time consult with management and other shareholders of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

CUSIP NO. 39366L109	13D	Page 4 of 5

Item 5: Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 17,525,000 Shares, representing approximately 9.6% of the outstanding Shares. The calculation of the percentage of outstanding Shares held by the Reporting Person is based on 181,873,476 Shares outstanding, as of September 15, 2020.

(b) The Reporting Person has the sole power to vote or direct the vote of 17,525,000 Shares to which this filing relates. The Reporting Person has the sole power to dispose of or direct the disposition of 17,525,000 Shares to which this filing relates.

(c) The Reporting Person has not effected any other transactions of the Shares during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 17,525,000 Shares.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

CUSIP NO. 39366L109	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct.

Dated:           October 5, 2020

By: /s/ Kenneth Haller
Kenneth Haller